

September 15, 2011

Via E-mail
Mr. Dehong Li
Vice General Manager
Rich Mountain Enterprises Ltd.
No. 1 Road, Yuci Industrial Park
Jin Zhong City
Shanxi Province, 030600
People's Republic of China

> **Re:** **Rich Mountain Enterprises Ltd.**
> **Shell Company Report on Form 20-F**
> **Filed August 1, 2011**
> **File No. 000-53939**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements we ask that you provide us with information that will help us answer the following questions.

   - Please tell us how you maintain your books and records and prepare your financial statements. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. Alternatively, if you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use, and describe the process you go through to convert your books and records to U.S.

GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

  - what role he or she takes in preparing your financial statements;

  - what relevant education and ongoing training he or she has had relating to U.S. GAAP;

  - the nature of his or her contractual or other relationship to you;

  - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

  - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

  If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

  - the name and address of the accounting firm or organization;

  - the qualifications of their employees who perform the services for your company;

  - how and why they are qualified to prepare your financial statements;

  - how many hours they spent last year performing these services for you; and

  - the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

> If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:
>
> > • why you believe they are qualified to prepare your financial statements;
> >
> > • how many hours they spent last year performing these services for you; and
> >
> > • the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.
>
> • Do you have an audit committee financial expert? If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

Item 1. Identity of Directors, Senior Management and Advisors, page 2

Item 1.B. Advisors, page 2

2. You name the company's legal advisors. Additionally, on pages 11 and 21, you reference the advice and interpretations of Daeching Law Offices. Please provide the information required by Item 10.G. of Form 20-F.

Item 3. Key Information, page 3

Item 3.A. Selected Financial Data, page 3

3. Please revise this table to include the most recent interim information included in your filing.

4. We note that you have included unaudited information for the three years ended April 30, 2008. Please tell us how you determined that including unaudited information was appropriate, why this information has not been audited, and also explain to us how your auditor determined that the opening balances used in the audited financial statements found elsewhere in this filing are appropriate.

Item 3.B. Capitalization and Indebtedness, page 6

5. Please revise your disclosure in this section so that it speaks as of a date no earlier than 60 days prior to the date of the document. Refer to Item 3.B. of Form 20-F.

Item 3.D. Risk Factors, page 6

Risks Related to Our Business and Industry, page 6

Risks Related to Our Business, page 13

Our inability to manage our growth may have a material adverse effect . . . , page 14

6. In the first paragraph, you reference "significant growth" that you have experienced and then go on to reference the decline in your revenues for the year ended April 30, 2010 as compared to the year ended April 30, 2009. Please revise this paragraph to explain the apparent inconsistency in your statements. This comment also applies to the penultimate paragraph on page 33 and the sixth paragraph on page 53.

Item 4. Information on the Company, page 22

Item 4.A. History and Development of the Company, page 22

Capital Expenditures, page 32

7. It appears as if the last number in the first paragraph should be either "$1,737,126" or "$1.737126 million" instead of "$1,737,126 million." Please revise your disclosure as appropriate.

Item 4.B. Description of Business, page 32

Manufacturing Process, page 40

Facilities, page 43

8. In the second paragraph, we note the statement that the lease for your Xi'an facility expires on December 31, 2011. Please revise your disclosure to discuss what plans, if any, you have for the operations currently performed at this facility once the lease expires.

Item 5. Operating and Financial Review and Prospects, page 52

Item 5.A. Operating Results, page 52

Summary of Significant Accounting Policies and Estimates, page 54

9. We note your disclosures regarding your determinations that SXGL and Shanxi Zhonglian are VIEs and that you are the primary beneficiary. We also note that these determinations require you to consolidate SXGL and Shanxi Zhonglian in your financial

statements. It appears to us that you should disclose and discuss your consolidation policy as a critical accounting policy.

Results of Operations, page 59

For Nine Months Period Ended January 31, 2011 Compared With January 31, 2010, page 64

10. Please revise your disclosure to discuss the reasons for a 100% decrease in research and development expenses in the nine months ended January 31, 2011 as compared to the nine months ended January 31, 2010.

Liquidity and Capital Resources, page 71

11. We note your statement on page 71 that you obtained commitments from two shareholders to provide working capital to you, if needed. Please discuss the material terms of these commitments, and tell us whether these commitments are in writing and whether they are binding. If they are in writing, please tell us what consideration you gave to filing the written agreements as exhibits to your Form 20-F. If the commitments are oral, please tell us what consideration you gave to filing written summaries of the agreements as exhibits to your Form 20-F.

12. In the last paragraph on page 71, you refer to $40 million in sales arrangements for 2011 that you entered into in December 2010. Please expand your discussion of these sales arrangements to disclose their material terms.

13. We note your disclosure which indicates that you have generated a positive net cash flow from your operating activities; however, we also note that in certain periods you have used cash in operations. Please revise your disclosure to clearly indicate the period to which you are referring and why it is relevant, or remove this statement.

14. Your disclosure on page seven indicates that for the years ended April 30, 2009 and April 30, 2010, the accounts receivable turnover days were 43 days and 63 days, respectively. Please revise your filing to provide a more comprehensive discussion detailing the reasons for this significant increase in accounts receivable turnover period to period. Please also discuss whether this impacted your liquidity and if you see a trend of increasing accounts receivable turnover days.

15. We note your disclosure on page 10 which indicates that your expansion plans will require you to make substantial capital expenditures. Please enhance your discussion here to quantify your expected capital expenditure requirements related to expansions, the expected timing of such requirements, and clearly indicate the measures you are taking to obtain suitable financing. Please be specific in discussing the potential sources of cash you may be able to obtain and the related impact the financing terms will have on your operations.

Mr. Dehong Li
Rich Mountain Enterprises Ltd.
September 15, 2011
Page 6

16. The information you provide in your discussion of cash flows for operating, investing and financing activities merely repeats information found on the balance sheet. Please revise your disclosures to provide a more robust discussion of the reasons for the changes in amounts. For example, you should provide a more comprehensive explanation as to the reasons why your working capital accounts changed. This comment also applies to the explanations related to the nine months ended January 31, 2011 and 2010 beginning on page 72.

Financing Activities, page 72

17. Please enhance your disclosures to include a comprehensive discussion of your financing activities. Your disclosures should address the common sources of financing in China and should disclose and discuss the risks, uncertainties and potential consequences of funding your operations with short-term borrowings.

Item 9. The Offer and Listing, page 82

Item 9.A. Offer and Listing Details, page 82

18. Please provide the information required by Item 9.A.4-7. Refer to General Instruction A.(d) and Instruction to Item 9 of Form 20-F.

Item 16F. Change in Registrant's Certifying Accountant, page 90

19. Your first paragraph discloses that you engaged Sherb & Co. as your auditors, and your second paragraph indicates that you engaged Weinberg & Company, P.A. Please revise your disclosures to clearly indicate the independent accountant which you engaged.

20. Your third paragraph indicates that the report of Li & Company, PC on the financial statements of the company as of February 28, 2010 was not qualified; however, we note that the audit report included in the Form 20FR12G filed on April 12, 2010 includes a going concern paragraph. Please revise your disclosures.

21. Please revise your fourth paragraph to disclose if there were any disagreements through the *subsequent interim period* preceding the dismissal of the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

Item 19. Exhibits, page 92

22. Please revise your exhibit list so that the exhibit numbers correspond to the exhibits as filed. In this regard, we note that many of the exhibit numbers, in your index on page 92,

for your material contracts do not match the exhibit numbers of the contracts as they are actually filed. Additionally, please ensure you file all of the exhibits identified in your exhibit index.

<u>Condensed Consolidated Statements of Cash Flows, page F-4</u>

23. Please revise your statement of cash flows to begin with Net Income as required by ASC Topic 230-10-45.

<u>Notes to Condensed Consolidated Financial Statements for the Nine Months Ended January 31, 2011 and 2010</u>

<u>Note 1. Organization and Principal Activities, page F-6</u>

24. If accurate, please revise your disclosure here and on page F-9, regarding your determination that you have a controlling financial interest in a VIE, to use the current language in ASC 810-10-05-8A. We also note your disclosure on page 16 which indicates that 'almost all economic benefits and risks' have been transferred via the contractual arrangements, or VIE agreements. Please explain what benefits and risks have not been transferred and how these impact your determination that these entities should be consolidated based on ASC Topic 810-10.

<u>Notes to the Consolidated Financial Statements for the years ended April 30, 2010 and 2009</u>

<u>Note 4 - Summary of Significant Accounting Policies</u>

<u>(j) Plant and Equipment, page F-14</u>

25. We note that you incur substantial debt in order to pay for capital expenditures. To the extent that you incur interest on such debt, please disclose your policy for capitalizing related interest costs. Please refer to ASC Topic 835-20.

<u>Unaudited Condensed Combined Pro Forma Statement of Income and Comprehensive Income for Nine Three Months Ended January 31, 2011, page 3</u>

26. Please revise the title of this statement to appropriately reflect the period to which it relates, e.g., nine months ended January 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Ari Edelman
        Kramer Levin Naftalis & Frankel LLP